August 6, 2010

Catherine Brown
Attorney-Advisor
100 F Street, N.W.
Washington, D.C. 20549

 RE: Fitwayvitamins, Inc.
 Request for Acceleration of Effective Date of Registration
 Statement on Form S-1/A
 File No. 333-164577
 Filed on July 28, 2010

Dear Ms. Brown:

     We hereby withdraw our request dated August 5, 2010 regarding acceleration of the effective date of our registration statement and resubmit such request that the Commission accelerate the effective date of our registration statement filed with the Commission to be August 11, 2010 at 3:00 PM Eastern Time or soon as practicable thereafter.

     In making this request for such acceleration of the effective date, we hereby acknowledge that:

     o    should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect the filing;

     o    the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     o    the company may not assert that staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you,

Yours truly,

/s/Margret Wessels

Margret Wessels
President